BRUNDAGE, STORY AND ROSE INVESTEMENT TRUST
                                      N-SAR
                            FISCAL YEAR END 11/30/99

Attachment for Item 77.D)

     On September 20, 1999, the Prospectus for the Brundage, Story and Rose Investment Trust, dated March 31, 1999, was supplemented by the following change in language:

     In order to change the limitation on portfolio investment by the Short/Intermediate Term Fixed-Income Fund in debt securities rated Baa or BBB, the fourth full paragraph of the section "Investment Risks" on page 11 of the Prospectus is replaced in its entirety with the following:

     "While securities in these categories are generally accepted as being of investment grade, securities rated Baa or BBB have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to pay principal and interest than is the case with higher grade securities. The Fund will not invest more than 15% of its net assets in securities rated Baa or BBB."